Exhibit 99.1

May 9, 2025

TELUS CORPORATION

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, the following matters were voted on at the annual meeting of shareholders of TELUS Corporation (the “Company”) held on May 9, 2025 and the report on the voting results is as follows:

1.	Election of Directors

Each of the following nominees was elected as a director of the Company:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Raymond T. Chan	685,826,716	98.37%	11,371,525	1.63%
Hazel Claxton	688,785,155	98.79%	8,416,534	1.21%
Lisa De Wilde	684,043,093	98.11%	13,158,596	1.89%
Victor Dodig	691,498,695	99.18%	5,700,271	0.82%
Darren Entwistle	682,366,011	97.87%	14,838,755	2.13%
Thomas Flynn	693,297,141	99.44%	3,901,641	0.56%
Mary Jo Haddad	629,411,988	90.28%	67,795,553	9.72%
Martha Hall Findlay	693,905,510	99.53%	3,293,499	0.47%
Christine Magee	688,777,242	98.79%	8,421,767	1.21%
John Manley	684,643,528	98.20%	12,557,151	1.80%
David Mowat	687,569,365	98.62%	9,629,644	1.38%
Marc Parent	660,847,804	94.79%	36,350,978	5.21%
Denise Pickett	689,927,911	98.96%	7,270,661	1.04%
W. Sean Willy	691,051,394	99.12%	6,147,405	0.88%

2.	Appointment of Auditors

Deloitte LLP were appointed auditors of the Company for the ensuing year.

Votes for: 667,089,836 (94.28%)

Votes withheld: 40,500,724 (5.72%)

3.	Advisory vote on the Company’s approach to executive compensation

Votes for: 597,163,561 (85.65%)

Votes against: 100,037,526 (14.35%)

4.	Reconfirmation of the Company’s shareholder rights plan

Votes for: 668,514,889 (95.89%)

Votes against: 28,679,986 (4.11%)